UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market May | 2024

AZUL S.A.

Publicly traded Company

Corporate Taxpayers’ Registry (CNPJ/MF) No. 09.305.994/0001-29

Board of Trade No. (NIRE) 35.300.361.130

São Paulo, May 28, 2024 - Azul S.A. (“Azul” or “Company”) (B3: AZUL4, NYSE: AZUL) hereby informs and clarifies to its shareholders and to the market in general, in attention to the B3 Official Letter No. 394/2024-SLS (with copy to CVM), dated as of May 27, 2024 (“Official Letter”), through which B3 requested clarifications from the Company to the questions made through the Official Letter, as pasted and translated below.

“News published by Valor Econômico, on 05/27/2024, with the title ‘Agreement between Azul and Gol is seen as a potential merger’, contains, among other information, the following:

•	Behind the scenes, Azul has been discussing consolidation with Gol. At first, it was rumored that Azul would be willing to buy Gol, but the view that has gained ground is they are joining forces to create a company that would also have Abra - the holding company of Gol and Colombian Avianca - as a shareholder; and

•	The deal also has a relevant context, which is the signaling given behind the scenes by Gol and Azul in the direction of possible consolidation.

“We request clarification on the items indicated above, until 05/28/2024, with your confirmation or not, as well as other information considered important.”

First, the Company would like to reinforce its commitment to complying with the rules on the disclosure of periodic, eventual, and other information of market interest applicable to publicly traded companies, guaranteeing its wide and immediate dissemination and equal treatment to all, to avoid any type of asymmetry of information that could prejudice its investors.

In accordance with the Notice to the Market released on March 5, 2024, the Company has informed that, aware of its fiduciary responsibility, it is constantly following the strategic dynamics of the airline industry and potential opportunities for partnerships, and as regular practice may hire consultants to support the company in these efforts.

In addition, the Company clarifies that, according to the Notice to the Market released on May 23, 2024, it has entered into a codeshare agreement with GOL and is working on the regular and strictly necessary measures for its implementation.

Also, the Company announces that it is having independent discussions with Abra to explore possible opportunities, but to the date herein it has not entered into or formalized an agreement, binding or otherwise, regarding any partnership or business combination relating to GOL or its controlling shareholders, apart from the codeshare agreement.

Notice to the Market May | 2024

Azul is committed to keeping its shareholders and the market in general informed of any significant developments related to this matter.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers approximately 1,000 daily flights to over 160 destinations. With an operating fleet of over 180 aircraft and more than 16,000 Crewmembers, the Company has a network of 300 non-stop routes. Azul was named by Cirium (leading aviation data analysis company) as one of the two most on-time airlines in the world in 2023. In 2020, Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information, visit https://ri.voeazul.com.br/en/.

Contacts

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 28, 2024

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer